May 23, 2025

Thomas James Segrave, Jr.
Chief Executive Officer and Chairman
flyExclusive, Inc.
2860 Jetport Road
Kinston , North Carolina 28504

       Re: flyExclusive, Inc.
           Post-Effective Amendment No. 2 to Registration Statement on Form S-1 File No. 333-276627
           Filed May 8, 2025
Dear Thomas James Segrave, Jr.:

     We have reviewed your post-effective amendment and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1
General

1. Please update the financial statements and other financial information in your filing to comply with Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner at 202-551-6548 or Daniel Morris at 202-
551-3314 with any other questions.
 May 23, 2025
Page 2



                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation
cc:   Shin Song, Esq.